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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 01 2021

Washington, DC

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Northside Parkway NW, Suite 395
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald B. Goldman (404) 841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP
(Name – *if individual, state last, first, middle name*)

3300 Riverwood Parkway, Ste 700	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald B. Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LP, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN F GALLIVAN
MY COMMISSION EXPIRES
NOTARY PUBLIC
JUNE 22, 2023
PAULDING COUNTY, GEORGIA

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Croft & Bender LP

Financial Statements

with Supplementary Information
December 31, 2020

Croft & Bender LP

Table of Contents
December 31, 2020

BT BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2020, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Croft & Bender LP's management. Our responsibility is to express an opinion on Croft & Bender LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Croft & Bender LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of

A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 **phone** 770.396.2200 **fax** 770.390.0394
www.btcpa.net

December 31, 2020 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Croft & Bender LP's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 23, 2021

Croft & Bender LP

Statement of Financial Condition
December 31, 2020

Assets		
Current assets		
Cash	$	1,014,449
Accounts receivable		306,892
Prepaid expenses		95,635
Total current assets		1,416,976
Operating lease right of use asset		757,481
Furnishings and equipment, net		271,212
Other assets		27,459
Total assets	$	2,473,128
Liabilities and partners' capital		
Current liabilities		
Note payable, current	$	111,208
Accounts payable and accrued expenses		54,370
Total current liabilities		165,578
Operating lease liability		1,111,313
Note payable, non-current		422,592
Deferred revenue		327,034
Total liabilities	$	2,026,517
Partners' capital		
Partners' capital		973,485
Accumulated deficit		(526,874)
Total partners' capital		446,611
Total liabilities and partners' capital	$	2,473,128

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Income
For the Year Ended December 31, 2020

Revenues		
Merger and acquisition fees	$	14,551,586
Financial advisory fees		870,000
Private placement fees		830,560
Management fees		299,813
Client reimbursements		39,981
Interest income		4,513
Total revenues		16,596,453
Operating expenses		
Salary and benefits expense		6,483,586
Commissions paid to other broker dealers		502,000
Office expense		276,106
Professional fees		216,818
Occupancy expense		154,167
Business development expense		53,993
Client reimbursed expenses		39,981
Other operating expenses		68,885
Depreciation expense		77,912
Interest expense		61,942
Total operating expenses		7,935,390
Net income	$	8,661,063

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2020

	Accumulated Deficit	Contributed Capital		Total Partners' Capital
		Limited Partners	General Partner	
Balances, December 31, 2019	$ (272,544)	$ 973,485	$ -	$ 700,941
Net income	8,661,063	-	-	8,661,063
Partner distributions	(8,915,393)	-	-	(8,915,393)
Balances, December 31, 2020	**$ (526,874)**	**$ 973,485**	**$ -**	**$ 446,611**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 8,661,063
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	77,912
Non-cash rent expense	(69,642)
Changes in:	
Accounts receivable	(5,978)
Prepaid expenses	(44,429)
Accounts payable and accrued expenses	35,804
Deferred revenue	(195,466)
Net cash provided by operating activities	8,459,264
Cash flows from financing activities	
Distributions to partners	(8,915,393)
Proceeds from note payable	533,800
Net cash used in financing activities	(8,381,593)
Net increase in cash	77,671
Cash, beginning of year	936,778
Cash, end of year	$ 1,014,449

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital II, L.P. and its parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II") and C&B Capital III, L.P. and its parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Performance Obligations
The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration
The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining

when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment Banking
Revenues from merger and acquisition and capital raising engagements consist of success fees and retainer fees. These fees are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees received prior to the completion of the transaction (such as retainer fees) are recorded within deferred revenues in the accompanying statement of financial condition until the transaction is completed or the engagement is otherwise concluded.

A portion of the success fees the Company receives are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Payment for success fees is generally due promptly upon closing of the transaction. The Company recognizes a receivable for fees where the completion of the milestone has occurred, but payment by the customer has not been received. The Company has elected the practical expedient to not assess the existence of a financing component for contracts where the Company expects that the period between the achievement of the milestone and the payment by the customer will be one year or less.

Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the statement of financial condition until the transaction is completed or the engagement is otherwise concluded. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or conclusion of the engagement are deferred and recorded as a contract liability, within deferred revenue, in the statement of financial condition. Client reimbursement revenue and expenses are recorded on a gross basis in the statement of income, as the Company is acting as a principal in the arrangement. As of December 31, 2020, the Company had no contract assets or contract liabilities.

Asset Management Fees
Through a management agreement with the General Partner of each of the Funds, the Company

provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments.

Management fees are considered variable as they are subject to fluctuation (e.g. changes in capital commitments or capital contributions used to make portfolio investments) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are included in the transaction price at the end of each quarter when the total capital commitments and capital contributions of limited partners of each of the Funds is known.

Advisory Fees
Fees associated with other financial advisory services are recognized over time as the customer receives the benefits of the services evenly throughout the term of the contract.

During 2020, private placement fees, merger and acquisition, and financial advisory revenue was recognized from 15 clients, and 3 clients accounted for approximately 43% of such revenues. Merger and acquisition engagement agreements with 13 clients were open at December 31, 2020.

Cash

Cash represents interest and non-interest bearing deposits in a bank located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related

receivable to the amount expected to be recovered. As of December 31, 2020, management has concluded that an allowance for doubtful accounts is not necessary.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Expenditures for maintenance and minor repairs are charged to expense as incurred. Expenditures for major additions and betterments are capitalized.

Depreciation and amortization is computed using the straight-line method based on the assets estimated useful lives. Estimated useful lives are as follows: 5 to 7 years for furniture and equipment, 3 years for software, and 8 years for leasehold improvements. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining life of the lease.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2017, 2018, and 2019 are subject to examination by tax authorities, and may change upon examination.

Recently Adopted Accounting Pronouncement

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the

amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The guidance was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

The Company adopted the standard on January 1, 2020 and has concluded that the new standard resulted in no material change to the Company's financial statements.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued. Management has determined there were no subsequent events requiring recognition or disclosure in the financial statements.

2. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2020:

Furniture and fixtures	$209,539
Office equipment	76,212
Software	7,710
Leasehold improvements	442,233
	735,694
Less accumulated depreciation	(464,482)
Furnishings and equipment, net	$271,212

Depreciation expense for the year ended December 31, 2020 amounted to $77,912.

3. Note Payable

On April 16, 2020, the Company received loan proceeds in the amount of $533,800 under the Paycheck Protection Program ("PPP"). Established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), the PPP provides for loans to qualifying businesses in amounts up to 2.5 times the business's average monthly payroll expenses. PPP loans and accrued interest are forgivable after a "covered period" (8 or 24 weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries during the covered period. Any unforgiven portion of PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for 10 months after the end of the covered period. The Company used all of the PPP loan proceeds for purposes consistent with the PPP and applied for forgiveness on October 20, 2020.

To the extent that the Company is not granted forgiveness, the Company will be required to pay interest on the PPP loan at a rate of 1% per annum. The terms of the loan provide for customary events of default, including payment defaults, breach of representation of warranties, and insolvency events. The PPP loan may be accelerated upon the occurrence of a default event.

The Company has recorded a note payable and will record forgiveness upon being legally released from the loan obligation. No forgiveness income has been recorded for the year ended December 31, 2020.

As of December 31, 2020, payments on the note payable are due as follows: $111,208 due in 2021, $266,900 due in 2022 and $155,692 due in 2023.

4. Related Party Transactions

The partners of the Company are also principal owners and managing partners of two companies, one of which is the General Partner of Fund II and its parallel partnership and the other is the General Partner of Fund III and its parallel partnership. Total management fees of $299,813 were earned from the Funds in 2020.

The Company has an agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all payroll expenses. Total salaries and payroll taxes incurred by the General Partner during 2020 totaled $6,068,143 and are included in salaries and benefits expense on the statement of income. As of December 31, 2020, $28,538 is due to the General Partner for deferred payroll taxes under the provisions of

the CARES act, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may sit on or attend Board of Directors meetings of some portfolio companies of the Funds in exercise of the Funds' observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related to partners of the Company.

5. 401(k) Plan

The Company has adopted a 401(k) Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $108,415 for 2020.

6. Leases

The Company has two operating lease agreements for office space and office equipment which expire in 2024. The Company has adopted FASB ASC Topic 842, *Leases,* and therefore is required to recognize right-of-use assets and lease liabilities for lease arrangements on the accompanying statement of financial condition. The Company has made an accounting policy election to not apply the recognition requirement to leases with a term of less than one year (short term leases).

The Company's leases include both lease (fixed rent payments) and non-lease components (common-area or other maintenance costs) which are accounted for as a single lease component as management has elected the practical expedient to group lease and non-lease components for all leases. The Company excludes options to extend or terminate a lease from its recognition as part of the right-of-use assets and lease liabilities until those options are reasonably certain and/or executed. Management has determined that the Company does not have any material guarantees, options to purchase, or restrictive covenants related to these leases.

The Company's leases do not provide an implicit rate, therefore management uses the Company's incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. As of December 31, 2020, the weighted-average discount rate is 5% and the weighted-average remaining lease term is 3.8 years.

As of December 31, 2020, the operating lease right-of-use asset was $757,481 and the operating lease liability was $1,111,313, which are included in the accompanying statement of financial condition. Rent expense for the year ended December 31, 2020 totaled $154,167 and is included in the accompanying statement of income.

As of December 31, 2020, the maturities of operating lease liabilities are as follows:

Year	Amount
2021	$ 301,963
2022	310,316
2023	319,218
2024	291,030
Total minimum future rental payments	1,222,527
Present value discount	(111,214)
Operating lease liability	$1,111,313

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2020, the ratio of aggregate indebtedness to net capital was 2.633 to one, and net capital was $279,213, which was $230,197 more than the required minimum net capital.

Croft & Bender LP

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital

Partners' capital, December 31, 2020		$	446,611
Add: Allowable credit for PPP loan		$	533,800
Less: Non-allowable assets			
Accounts receivable	(306,892)		
Prepaid expenses	(95,635)		
Furnishings and equipment, net	(271,212)		
Other assets	(27,459)		
Total non-allowable assets			(701,198)
Net capital		$	279,213

Computation of Aggregate Indebtedness

Accounts payable	$	54,370
Deferred revenue		327,034
Operating lease liability		1,111,313
Less: operating right of use asset to the extent of operating lease liability		(757,481)
Total aggregate indebtedness	$	735,236

Computation of Minimum Net Capital Requirement

Net capital	$	279,213
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		49,016
Net capital in excess of requirement	$	230,197
Ratio of aggregate indebtedness to net capital		2.633 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020

There is no difference between net capital computation reported in Part IIA of Form X-17A-5 as of December 31, 2020 and the net capital computation above.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Croft & Bender LP

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

BT BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2020, in which (1) Croft & Bender LP identified the following provision of 17 C.F.R. § 15c3-3(k) under which Croft & Bender LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Croft & Bender LP stated that Croft & Bender LP met the identified exemption provisions throughout the most recent fiscal year without exception. Croft & Bender LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Croft & Bender LP's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 23, 2021

CROFT & BENDER
A LIMITED PARTNERSHIP
INVESTMENT BANKERS
4401 Northside Parkway, N.W. • Suite 395 • Atlanta, GA 30327
(404) 841-3131 • www.croft-bender.com
Member FINRA and SIPC

February 23, 2021

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2020

Dear Sir/Madame:

For the fiscal year ending December 31, 2020, Croft & Bender LP claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Croft & Bender LP met the exemption provided above for the fiscal year ending December 31, 2020.

Sincerely,

Ronald B. Goldman
Managing Director
Chief Compliance Officer